AtYourGate

Main Street Retail Technology Mobile Logistics

The Airport Delivery App — Order food and more to your gate

ATYOURGATE.COM LADERA RANCH CALIFORNIA


STEP 3
BROWSE, ORDER, PAY.



We launched AtYourGate to improve the travel experience for the leisure and business traveler and the work life for flight crews and airport employees by offering more convenience and choice and saving time via in-airport food and retail delivered with distinction. You don't have to fly hungry with AtYourGate.

David Henninger President @ AtYourGate

Why you may want to support us...

1. Proven delivery concept in 10 U.S. airports: SAN, EWR, JFK, LGA, BOS, MSP, PDX, SJC, ONT, BUR
2. Opportunity for rapid airport expansion both domestically and internationally
3. Essential solution for social distancing and safe travel in airports post COVID-19.
4. World class customer satisfaction scores across our over 100,000 deliveries
5. 4.9/5.0 rating in the app store...free app download in the App Store and Google Play Store
6. Concessions partners include McDonald's, Jersey Mike's, Shake Shack, Panda Express, Burger King
7. Featured in Forbes, The TODAY Show, NY Times, LA Times, USA Today, and Fast Company.

Why investors ❤ us

WE'VE RAISED $1,857,068 SINCE OUR FOUNDING



TRITON FUNDS invested in AtYourGate because of their ambitious mission to transform the food delivery and travel industries. We love the niche focus (which is a $30B untapped market) and believe they will continue to achieve high adoption rates, even more so with the COVID crisis.

The Founders PJ and David are strong with logistics expertise and previous operating experience. They have been friends for years and initially bonded over improving the global travel experience; their shared passion & vision will help drive the company forward as they scale.

We have been impressed by their organic growth and high engagement

... *read more*

ASHKAN MAPAR Principal

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $25,000 PREVIOUSLY



I believe there's a need for this kind of app.

George Rj Diaz

I'm just a guy that believes in Technology. I believe that's a need for an APP like this.



PJ has shown a strong ability to build and lead a team, develop a product/service, prospect and connect with C-Level team members, deliver exceptional service. His energy is contagious, I'm excited to see the continuous growth of AtYourGate.

Mike DiCioccio

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



David Henninger

President

Proud to be creating a new industry by bringing the on-demand economy into the airport space via AtYourGate



PJ Mastracchio

Founder & CEO

Proud to be building the amazing AtYourGate team, brand, and culture.



Chris Hartman

Chief Experience Officer

Leading a team, building a brand.

In the news

Ontoori THE GATEWAY July 2, 2020 @ https

Ontoori THE GATEWAY July 2, 2020 @ https

Downloads

AtYourGate Investor Deck 071120 WF.pdf
Movie on 7-15-20 at 3.46 PM.export.mov

AtYourGate

We started AtYourGate to change travel for the better. We saw a very disconnected marketplace, and sought out to connect it - via food and retail delivery. As an avid business traveler, and wanderlust at heart, our founder constantly found himself in the same situations: Long lines, limited choice in the terminal, quick layover with no time to shop, or arriving after everything is closed. AtYourGate enables passengers, flight crews, and airport employees to order food and retail from anywhere inside of the airport, and have it delivered to their gate, jet bridge, or break room.

First, we had to convince an airport to let us try

In 2017, AtYourGate won an RFP to launch mobile ordering and delivery at San Diego International Airport. The team of PJ Mastracchio, David Henninger, Chris Hartman and Tony Trincanello spent essentially all of 2017 "learning" how to do this. Days were spent walking from every restaurant to every gate, with a stopwatch, at all hours of the day to get the timing just right. Countless hours were spent navigating "the ramp" - the area underneath the airport where employees work = getting lost more than a few times. Taking food temperatures, and logging them every 10 minutes, to ensure quality through the delivery journey. The time spent to be perfect - to deliver with distinction - paid off. In January of 2018, AtYourGate began making deliveries!


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Deliver with distinction, and grow!

OK, so we did it - we launched an airport. After close to 3 years of having doors closed in our faces, laptops shut mid-presentation, and being told we were "wasting millions of dollars and years of our lives" - we were off and running. We started marketing and delivering to employees. We felt if we made a mistake, we could find said employee and remedy the problem, as opposed to an angry traveler that may be on a cross country flight. Well, we found an entire new market with airport employees! We built the company thinking mostly about travelers, not understanding the airport ecosystem. What we found is that employees LOVE AtYourGate. Instead of spending the majority of their break walking through the airport, waiting in line, and hustling back to eat, they order 30 minutes before their break. We show up in the break room, they punch out, and have a full 30 minutes to eat. There are thousands of employees working 24/7 in airports. They are extremely loyal customers and we love them. We see them every day, so we are in a lot of ways coworkers. We layered in passenger deliveries in mid-March (we were kind of experts by then!) and then opened inter-terminal deliveries in April. We were executing flawlessly, and delivering with distinction. We were extremely proud as a team, the four of us having spent the months of January to May living together in a 1 bedroom/1 bath apartment - working 7 days a week. And we were never happier.

In late April, the largest airport convention in America just so happened to be in - you guessed it - San Diego. What I didn't mention is at this point we had probably spoken to 75 airports about launching AtYourGate, and they all said basically the same thing: "This sounds awesome. Go figure it out in someone else's airport, and then come back and we can talk." Welp, we did our talking with our team. Hundreds of airports descended upon San Diego, and our brand ambassadors were stellar. Dozens of secret shoppers were placing orders. We didn't know who they were, but we knew they were out there. The convention was a huge success for us, as it ramped up discussions with several major airports, and in June of 2018, AtYourGate launched at Newark Liberty International Airport. And the rest, as they say, is history. Our teams have since launched LaGuardia, JFK, Boston, Minneapolis, Portland, San Jose, Ontario, and Burbank. Things were looking amazing!


AtYourGate

But then came COVID-19...

COVID-19 changed the way we live in many ways and, in some instances, those changes will be the new-normal. Delivery in airports pre-COVID-19 was a nice service for convenience, and to purchase items that were not readily or easily available in the airport.

Well, much like street-side, delivery in airports has now become an essential service. For passengers, AtYourGate assists with social distancing by keeping passengers out of lines, and crowded food courts. Passengers can order from their own personal device, and receive a contactless delivery in a safe place inside of the airport. For employees, the benefit is simple: keep them from wandering the airport, needlessly interacting with travelers from all over the world, with a contactless delivery to their break room. For flight crews and airlines, there have been many benefits. First, with no food on planes, crews don't have easy access to meals. Many concessions are closed now (due to low passenger volume) forcing flight crews to walk into several airports per day. By safely delivering to the jet bridge, we not only feed the crew - but assist with contact tracing in the event of an infected crew member. Keeping them in one spot keeps others safe as well as the crew.

Post COVID-19, we have partnered with Grab, the leading omni-channel mobile ordering app, to expand our service into an additional 40 airports by the end of 2021. We've gone from interesting to essential.


JUNIORS

So, why AtYourGate?

Well, for starters we've done this over 100,000 times, and have a Net Promoter Score of 75. So, we do it often, and we do it well. Deliver with distinction.

With delivery being essential, whether is be street-side or in an airport, AtYourGate is the ONLY PLAYER IN THE GAME. So, to date, we have no competition.

Finally, I want you to know the we have a great team. Sure, we have accomplished a TON. But we are all good people. We work really hard, we care for others, and have created a culture that we are extremely proud of.

AtYourGate has become part of the travel experience. We'd love to have you come on this journey with us!


Baggage Claim
Ground Transportation

Investor Q&A

— COLLAPSE ALL

What does your company do?

We deliver food and retail items in 10 U.S airports. Travelers can download our AtYourGate app, browse the menus for the participating restaurants and retailers, build a cart, create a profile, and place an order. The order is sent to the concession for fulfillment. At the same time, we dispatch a brand ambassador to pick up the order and deliver the order to the traveler at the designated delivery location. We have done this 100,000 times over the past two years - with great distinction.

Where will your company be in 5 years?

We expect to be operating in over 100 airports across the U.S. and internationally in 5 years which will be greatly accelerated by our partnership with Grab. In addition, we expect to build a brand that can penetrate 5% of departing traveler traffic in 5 years. Given these assumptions, we will be driving over $200 Million in revenue annually.

Why did you choose this idea?

We launched AtYourGate to improve the travel experience for the leisure and business traveler and the work life for flight crews and airport employees by offering more convenience and choice and saving time via in-airport food and retail delivered with distinction. You don't have to fly hungry with AtYourGate.

How far along are you? What's your biggest obstacle?

We are currently driving revenue, are proven in 10 airports with over 100,000 deliveries over the past two years, and are ready to scale up this business. We have 20 airports in our immediate pipeline for 2020 and multiple partnerships in place to drive awareness, interest, trial, and adoption of our brand.

Who competes with you? What do you understand that they don't?

We currently have no competition in the industry. We have multi-year contracts with airports, are building a winning partnership coalition, and have built a delivery protocol that has proven to be world class in customer satisfaction.

How will you make money?

We primarily make money via a delivery convenience fee per order of $4.99 for travelers and $2.99 for flight crews and airport employees. Travelers use our service several times per year. Flight crews and airport employees use our service several times per month. Also, we secure a revenue share on each transaction from our restaurant and retail partners. Finally, we are planning to provide in-bag sampling and marketing for consumer products companies which adds an additional revenue stream.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Adequate working capital and business development skills are required to launch in to an additional 100 airports by 2024. Our success is highly correlated with the size and breadth of our airport network. We already have a core competency in business development along with great partners that will facilitate achievement of this goal. Now, we need investors to provide the working capital to fuel this effort.

How has your business changed, post-COVID19

AtYourGate has gone from an interesting service to an essential service. Delivery in airports helps passengers with social distancing by keeping them out of lines and crowded food courts. Given this, we are being pursued by airports, airlines, and eco-system partners for our services. This has accelerated our business development curve and improves our economics moving forward.

What is the secret to your success?

Our brand ambassadors who deliver the food and retail items are the secret to our success. They are recruited for their hospitality skills, trained rigorously in AtYourGate "delivery with distinction" protocols, and retained due to our company culture based on service, teamwork and opportunity.